EXHIBIT 12.3

PACCAR AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

	Nine Months Ended September 30,
	2001	2000
	(Unaudited)
FIXED CHARGES
Interest expense -
PACCAR and subsidiaries (1)	$167.2	$183.4
Portion of rentals deemed interest	9.9	14.9

TOTAL FIXED CHARGES	$177.1	198.3

EARNINGS
Income before taxes -
PACCAR and subsidiaries	$181.2	$571.3
Fixed charges	177.1	198.3

EARNINGS AS DEFINED	$358.3	$769.6

RATIO OF EARNINGS TO FIXED CHARGES	2.02x	3.88x

(1)   Exclusive of interest, if any, paid to PACCAR.